SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 27, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

June 27, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Filing of Extraordinary Report

TOKYO, Japan – June 27, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 50th General Meeting of Shareholders of ORIX Corporation held on June 25, 2013 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 25, 2013

(2)	Matters Resolved

Election of 13 Directors

Messrs. Yoshihiko Miyauchi, Makoto Inoue, Haruyuki Urata, Tamio Umaki, Kazuo Kojima, Yoshiyuki Yamaya, Takeshi Sasaki, Robert Feldman, Takeshi Niinami, Nobuaki Usui and Ms. Eiko Tsujiyama were reelected and reappointed as Directors, and Mr. Katsutoshi Kadowaki and Ryuji Yasuda were newly elected and appointed as Directors.

(3)	Number of voting rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the requirements for Approval and voting results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Election of 13 Directors
Yoshihiko Miyauchi	8,865,655	371,786	24,168	95.59	Approved
Makoto Inoue	8,874,167	362,455	24,986	95.68	Approved
Haruyuki Urata	8,874,148	362,465	24,996	95.68	Approved
Tamio Umaki	8,874,060	362,553	24,996	95.68	Approved
Kazuo Kojima	8,874,092	362,521	24,996	95.68	Approved
Yoshiyuki Yamaya	8,874,236	362,377	24,996	95.68	Approved
Katsutoshi Kadowaki	8,914,046	322,567	24,996	96.11	Approved
Takeshi Sasaki	8,861,261	381,316	19,032	95.54	Approved
Eiko Tsujiyama	8,883,567	359,010	19,032	95.78	Approved
Robert Feldman	8,880,034	362,543	19,032	95.74	Approved
Takeshi Niinami	8,888,002	354,575	19,032	95.83	Approved
Nobuaki Usui	8,880,470	362,107	19,032	95.75	Approved
Ryuji Yasuda	8,930,837	311,740	19,032	96.29	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows;

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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